ONE LIBERTY PROPERTIES, INC.

60 Cutter Mill Road
Great Neck, New York 11021

March 18, 2020

By EDGAR

Securities and Exchange Commission
100 F Street, N.E.,

Washington, DC 20549

Attention: Mr. Jonathan Burr, Attorney-Advisor, Division of Corporation Finance

Re:	One Liberty Properties, Inc. Registration Statement on Form S-3 (File No. 333-237241)

Dear Mr. Burr:

Reference is made to the Registration Statement on Form S-3 (File No. 333-237241) filed by One Liberty Properties, Inc. on March 17, 2020 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Sincerely,

/s/ S. Asher Gaffney
S. Asher Gaffney
Secretary